SINGAPORE

中遠投資(新加坡)有限公司

COSCO INVESTMENT (SINGAPORE) LIMITED

9 TEMASEK BOULEVARD, #07-00 SUNTEC CITY TOWER II, SINGAPORE 038989
TEL: 6885 0888 FAX: 6336 9006 Website: www.cosco.com.sg

From Secretary's Office: 47 Hill Street #06-02
Chinese Chamber of Commerce & Industry Building
Singapore 179365
Tel No.: 6837 2133 Fax No.: 6337 2197

82-4033

Our Ref: C200/SEC/LK/JL/rh

Exemption No. 33-91910

17 October 2003

03032894

SUPPL

03 OCT 28 PM 7:21

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

Dear Sirs

COSCO INVESTMENT (SINGAPORE) LIMITED
(EXEMPTION NO. 33-91910)

On behalf of Cosco Investment (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below listed announcements pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):-

Date of Announcement	**Description of Announcement**
15 October 2003	Notice of Changes in Subsidiary Director's Interests – Lau Yew Choong
15 October 2003	Notice of Changes in Subsidiary Director's Interests – Lau Yew Choong
15 October 2003	Notice of Changes in Subsidiary Director's Interests – Lau Yew Choong
15 October 2003	Notice of Changes in Subsidiary Director's Interests – Lau Yew Choong
15 October 2003	Notice of Changes in Subsidiary Director's Interests – Lau Yew Choong

Yours faithfully
COSCO INVESTMENT (SINGAPORE) LIMITED

Lawrence Kwan
Secretary

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

dw 10/29

encs

c.c. Mr Ji Hai Sheng (Fax No. 63361217, letter only)

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Subsidiary Director's Interests

Name of director:	Lau Yew Choong
Date of notice to company:	15/10/2003
Date of change of interest:	05/06/2003
Name of registered holder:	Lau Yew Choong
Circumstance(s) giving rise to the interest:	Open market purchase

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	16,000
% of issued share capital:	0.002
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$0.26
No. of shares held before the transaction:	968,000
% of issued share capital:	0.11
No. of shares held after the transaction:	984,000
% of issued share capital:	0.11

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		968,000
% of issued share capital:		0.11
No. of shares held after the transaction:		984,000
% of issued share capital:		0.11
Total shares:		984,000

Note: Mr Lau Yew Choong is a director of the subsidiary, CNF Shipping Agencies Pte Ltd.

Submitted by Mr Li Jian Xiong, Alternate Director on 15/10/2003 to the SGX



COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Subsidiary Director's Interests

Name of director:	Lau Yew Choong
Date of notice to company:	15/10/2003
Date of change of interest:	10/06/2003
Name of registered holder:	Lau Yew Choong
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	100,000
% of issued share capital:	0.01
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$0.27
No. of shares held before the transaction:	984,000
% of issued share capital:	0.11
No. of shares held after the transaction:	884,000
% of issued share capital:	0.1

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		984,000
% of issued share capital:		0.11
No. of shares held after the transaction:		884,000
% of issued share capital:		0.1
Total shares:		884,000

Note: Mr Lau Yew Choong is a director of the subsidiary, CNF Shipping Agencies Pte Ltd.

Submitted by Mr Li Jian Xiong, Alternate Director on 15/10/2003 to the SGX

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Subsidiary Director's Interests

Name of director:	Lau Yew Choong
Date of notice to company:	15/10/2003
Date of change of interest:	12/06/2003
Name of registered holder:	Lau Yew Choong
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	100,000
% of issued share capital:	0.01
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$0.27
No. of shares held before the transaction:	884,000
% of issued share capital:	0.11
No. of shares held after the transaction:	784,000
% of issued share capital:	0.1

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		884,000
% of issued share capital:		0.1
No. of shares held after the transaction:		784,000
% of issued share capital:		0.1
Total shares:		784,000

Note: Mr Lau Yew Choong is a director of the subsidiary, CNF Shipping Agencies Pte Ltd.

Submitted by Mr Li Jian Xiong, Alternate Director on 15/10/2003 to the SGX

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Subsidiary Director's Interests

Name of director:	Lau Yew Choong
Date of notice to company:	15/10/2003
Date of change of interest:	27/06/2003
Name of registered holder:	Lau Yew Choong
Circumstance(s) giving rise to the interest:	Sales in open market at own discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	25,000
% of issued share capital:	0.003
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$0.285
No. of shares held before the transaction:	784,000
% of issued share capital:	0.1
No. of shares held after the transaction:	759,000
% of issued share capital:	0.1

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		784,000
% of issued share capital:		0.1
No. of shares held after the transaction:		759,000
% of issued share capital:		0.1
Total shares:		759,000

Note: Mr Lau Yew Choong is a director of the subsidiary, CNF Shipping Agencies Pte Ltd.

Submitted by Mr Li Jian Xiong, Alternate Director on 15/10/2003 to the SGX

COSCO INVESTMENT (SINGAPORE) LIMITED

Notice Of Changes In Subsidiary Director's Interests

Name of director:	Lau Yew Choong
Date of notice to company:	15/10/2003
Date of change of interest:	08/10/2003
Name of registered holder:	Lau Yew Choong
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Exercise of share options under Cosco Group Employee's Share Option Scheme

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	110,000
% of issued share capital:	0.01
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$0.20
No. of shares held before the transaction:	759,000
% of issued share capital:	0.1
No. of shares held after the transaction:	869,000
% of issued share capital:	0.1

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:		759,000
% of issued share capital:		0.1
No. of shares held after the transaction:		869,000
% of issued share capital:		0.1
Total shares:		869,000

Note: Mr Lau Yew Choong is a director of the subsidiary, CNF Shipping Agencies Pte Ltd.

Submitted by Mr Li Jian Xiong, Alternate Director on 15/10/2003 to the SGX